Exhibit 21

Exhibits

Subsidiaries	Address

Bio Refining Industries Inc	7251 West Lake Mead Blvd, Suite 300 Las Vegas, Nevada 89128, United State of America
Research Fuel Corp Sdn Bhd	31C-3, Kelana Mall, Jalan SS6/12, 47301 Petaling Jaya, Selangor, Malaysia
Plant Biofuels Corporation Sdn Bhd	31C-3, Kelana Mall, Jalan SS6/12, 47301 Petaling Jaya, Selangor, Malaysia
Century Corp Sdn Bhd	31C-3, Kelana Mall, Jalan SS6/12, 47301 Petaling Jaya, Selangor, Malaysia
Optimis Teguh Sdn Bhd	31C-3, Kelana Mall, Jalan SS6/12, 47301 Petaling Jaya, Selangor, Malaysia
PT Plant Biofuels	Galeri Niaga Mediterania Blok K8H, JL. Pantai Indah Utara 2, Pantai Indah Kapuk, 14460 Jakarta, Indonesia
PT Optimis Teguh	Galeri Niaga Mediterania Blok K8H, JL. Pantai Indah Utara 2, Pantai Indah Kapuk, 14460 Jakarta, Indonesia